

Mail Stop 7010

June 15, 2007

via U.S. mail and facsimile

William Pagano, Chief Executive Officer
Colonial Commercial Corp.
275 Wagaraw Road
Hawthorne, New Jersey   07506

>   **RE: Colonial Commercial Corp.**
>   **Form 10- K/A for the Fiscal Year Ended December 31, 2006**
>   **Filed May 21, 2007**
>   **File No. 1-06663**

Dear Mr. Pagano:

We have reviewed your response letter dated June 13, 2007 and have the following additional comment.

Form 10-K/A for the Fiscal Year Ended December 31, 2006

Financial Statements, page F-11

1. We have read your response to prior comments two and three. We are not persuaded by your qualitative and quantitative analysis that your unadjusted misstatements under the rollover approach were not material to your 2004 income statement. Accordingly, the cumulative effect adjustment outlined in SAB 108 is not allowed. Please amend your filing to restate for each period presented.

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You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief